   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 1997
                                                    Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               _________________
                                   FORM S-8
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               _________________

                          HOMEGATE HOSPITALITY, INC.
            (Exact name of registrant as specified in its charter)

           DELAWARE                                             75-0511313
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)

                        111 CONGRESS AVENUE, SUITE 2600
                              AUSTIN, TEXAS 78701
         (Address of principal executive offices, including zip code)
                             ____________________

           HOMEGATE HOSPITALITY, INC. 1996 LONG-TERM INCENTIVE PLAN

                           (Full title of the plans)

                                ROBERT A. FAITH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          HOMEGATE HOSPITALITY, INC.
                        111 CONGRESS AVENUE, SUITE 2600
                              AUSTIN, TEXAS 78701
                                (512) 477-6400
           (Name, address and telephone number of agent for service)

                                   copy to:

                               DEREK R. MCCLAIN
                            VINSON & ELKINS L.L.P.
                           3700 TRAMMELL CROW CENTER
                               2001 ROSS AVENUE
                           DALLAS, TEXAS 75201-2975
                                (214) 220-7700

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                                             Proposed
  Title of securities        Amount to be          Proposed maximum      maximum aggregate     Amount of
    to be registered          registered       offering price per unit*   offering price*   registration fee
------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
value per share           1,250,000 shares(1)           $8.9376               $11,171,937.50      $3,385.43
------------------------------------------------------------------------------------------------------------

  * Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(h) under the Securities Act of 1933 and based on the average of the high and low prices of the Common Stock reported on The Nasdaq National Market on January 24, 1997.

(1) Includes 13,913 shares of Common Stock offered pursuant to the reoffer prospectus filed herewith.

================================================================================

                                    PART I
             INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

     The documents(s) containing the information called for in Part I of Form S-8 will be provided to participants in the Homegate Hospitality, Inc. 1996 Long-Term Incentive Plan (the "1996 Plan"), adopted by Homegate Hospitality, Inc., a Delaware corporation (the "Company"). Such information is not being filed with or included in this registration statement in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission"). There is also included as part of Part I of this Registration Statement a reoffer prospectus relating to the reoffer and resale of shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company as permitted by General Instruction C for Form S-8.

                                                                      PROSPECTUS


                          HOMEGATE HOSPITALITY, INC.

                         13,913 SHARES OF COMMON STOCK



  This Prospectus relates to the periodic offer and sale by each of the Selling Stockholders named herein (collectively, the "Selling Stockholders") of up to an aggregate of 13,913 shares (collectively, the "Shares") of Common Stock of the Company which were issued pursuant to the 1996 Plan.

  The Selling Stockholders may offer the Shares from time to time to purchasers directly or through underwriters, dealers or agents. The Shares may be sold at market prices prevailing at the time of sale or at negotiated prices.

  The Common Stock, including the Shares, is listed on the Nasdaq National Market ("NASDAQ"). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The address of the principal executive offices of the Company is 111 Congress Avenue, Suite 2600, Austin, Texas 78701, and its telephone number at that address is (512) 477-6400.

                              ____________________

  SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED PRIOR TO PURCHASING ANY OF THE SHARES.
                              ____________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               The date of this Prospectus is January 27, 1997.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OFFERED BY THIS PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OR DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                             AVAILABLE INFORMATION

  Pursuant to the Securities Act of 1933 (the "Securities Act"), the Company has filed with the Commission a Registration Statement on Form S-8 (together with all amendments and exhibits thereto, the "Registration Statement") of which this Prospectus is a part. This Prospectus does not contain all the information set forth in the Registration Statement, to which reference is hereby made for further information. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of such materials may also be obtained from the web site that the Commission maintains at www.sec.gov.


                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----

AVAILABLE INFORMATION..............................................     2

RISK FACTORS.......................................................     4

PLAN OF DISTRIBUTION...............................................    12

SELLING STOCKHOLDERS...............................................    13

USE OF PROCEEDS....................................................    13

LEGAL OPINION......................................................    13

EXPERTS............................................................    13

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed with the Commission, and the information included therein, are hereby incorporated by reference in this Prospectus:

  (a) Current Report on Form 8-K as filed with the Commission pursuant to the Exchange Act, on January 15, 1997;

  (b) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996, as filed with the Commission pursuant to the Exchange Act, on December 9, 1996;

  (c) The Company's prospectus dated October 24, 1996, as filed with the Commission pursuant to Rule 424(b) under the Securities Act; and

  (d) The description of the Company's Common Stock, $.01 par value per share, contained in Item 1 of the Company's Registration Statement on Form 8-A (File No. 0-21509) filed with the Commission pursuant to the Exchange Act on October 9, 1996.

  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering of the Shares made hereby shall also be deemed to be incorporated by reference herein and to be part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Upon the written or oral request of any person to whom a copy of this Prospectus has been delivered, the Company will provide without charge to such person a copy of any and all documents (excluding exhibits thereto unless such exhibits are specifically incorporated by reference into such documents) that have been incorporated by reference into this Prospectus but not delivered herewith. Requests for such documents should be addressed to:

                          Homegate Hospitality, Inc.
                            Attention: Tim V. Keith
                              111 Congress Avenue
                                  Suite 2600
                             Austin, Texas  78701
                                (512) 477-6400

                                 RISK FACTORS

  Any investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should read this entire Prospectus carefully and should consider, among other things, the risks and the speculative factors inherent in and affecting the Company's business described below and throughout this Prospectus. This Prospectus contains forward-looking statements that involve risk and uncertainty. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and other factors discussed elsewhere in this Prospectus.

QUARTERLY FLUCTUATIONS

  The Company anticipates that its quarterly earnings will fluctuate as a result of variations in quarterly operating results and other factors such as changes in general conditions of the economy, the financial markets or the lodging industry, natural disasters or other developments affecting the Company or its competitors.

STOCK PRICE VOLATILITY

  The trading price of the Common Stock has been and may continue to be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, general conditions in the lodging industry and other events or facts. In recent years the stock market in general has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of the Common Stock.

LIMITED OPERATING HISTORY AND COSTS ASSOCIATED WITH EXPANSION

  The Company acquired one extended-stay hotel located in Grand Prairie, Texas in May 1996 (the "Studio Suites Hotel"), beneficial ownership of five hotels in September 1996 currently operated under the name "Western Suites" (the "Westar Transaction") and one extended-stay hotel in December 1996. In addition, as of January 23, 1997 the Company had eleven hotels under development, nine of which are under construction and two more of which the Company expects to begin construction of during the first quarter of 1997). The Company has a limited operating history upon which investors may evaluate the Company's performance. The Company has incurred losses to date, and there can be no assurance that the Company will be profitable in the future. Given the start-up nature of the Company's operations, it expects to have net losses for the foreseeable future.

DEVELOPMENT RISKS

  The Company intends to grow primarily by developing additional extended-stay hotels. Development involves substantial risks, including, among others, the risks that development costs will exceed budgeted or contracted amounts, that completion of construction will be delayed, that all necessary zoning and construction permits will not be obtained, that financing might not be available on favorable terms, that developed properties will not achieve desired revenue or profitability levels once opened, that competitors with greater financial resources than the Company will compete for suitable development sites, that substantial costs will be incurred in the event a development project must be abandoned prior to completion, that governmental rules, regulations and interpretations (including interpretations of the requirements of the Americans with Disabilities Act of 1990 (the "ADA")) will change, and that downturns in general economic and business conditions will occur. The Company intends to manage development to reduce such risks. For example, the Company will obtain guaranties for certain developmental cost overruns from individuals who are affiliated with Trammell Crow Residential Company and its affiliates ("TCR") and Greystar Capital Partners, L.P. and its affiliates ("Greystar" and, together with TCR, the "Developer Affiliates") and will not acquire development properties until all necessary zoning and construction permits are reasonably likely to be obtained. However, there can be no assurance that present or future developments will proceed in accordance with the Company's expectations. In addition, the developmental cost overrun guaranties will be business asset guaranties (i.e., recourse will be limited to the individual guarantor's interests in TCR or Greystar, as appropriate, and some of their affiliates). There can be no assurance that such assets will be sufficient to fund the costs of any specific development cost overrun. The Company currently owns two extended-stay hotels, and has beneficial ownership of five additional extended-stay hotels which it acquired in the Westar Transaction. The Company's objective is to have approximately 65 hotels open or under construction by December 31, 1998 (the "Initial Hotel Program"). There can be no assurance, however, that the Company will complete the development and construction of the hotels, or will acquire each of the planned properties and complete development of a Company-owned hotel thereon, or that any such developments will be completed in a timely manner or within budget.

RISKS ASSOCIATED WITH RAPID GROWTH

  The Company intends to pursue an aggressive growth strategy through the development of or acquisition of properties suitable for conversion to the Company's brand name "Homegate Studios & Suites" hotels; its objective is to have approximately 65 hotels open or under construction by December 31, 1998. The Company's growth plans will require the implementation of specialized operational and financial systems and will require additional management, operational and financial resources. There can be no assurance that the Company will be able to manage its expanding operations effectively.

  The Company has only recently developed its product strategy, which includes the design of what will be its prototypical hotel and available amenities. As of January 23, 1997, the first nine hotels embodying its product strategy were under construction. The Company has limited history upon which it can gauge consumer acceptance of its facilities, and there can be no assurance that the Company's hotels will be readily accepted by guests who are looking for extended-stay hotel accommodations. Further, the Company's hotels will compete against other facilities with substantially greater brand recognition.

RISKS ASSOCIATED WITH THE LODGING INDUSTRY

  Operating Risks. The extended-stay industry in which the Company operates may be adversely affected by changes in national or local economic conditions and other local market conditions, such as an oversupply of hotel space or a reduction in demand for hotel space in a geographic area, corporate relocations or downsizing that may produce a reduced demand for local hotel space, changes in travel patterns, extreme weather conditions, the recurring need for renovation, refurbishment and improvement of lodging properties, changes in governmental regulations which influence or determine wages, prices, or construction or maintenance costs, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other operating expenses. In addition, due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical change in revenues and profits. There can be no assurance that downturns or prolonged adverse conditions in real estate or capital markets, or in national or local economies, will not have a material adverse impact on the Company.

  Competition in the Lodging Industry. Competition in the United States lodging industry is based generally on convenience of location, price, range of services and available amenities, and quality of customer service. Each of the Company's hotels will be located in a developed area that includes competing lodging facilities. The Company believes the location of its hotels, the high quality of its accommodations, the reasonableness of its room rates, and the services and guest amenities provided by it will be among the most important factors in its business. Demographic or other changes in one or more of the Company's markets could impact the convenience or desirability of the sites of certain hotels, which could adversely affect their operations.

  The Company anticipates that competition within the extended-stay industry segment will increase substantially in the foreseeable future. In the midprice category of the extended-stay industry segment, a number of other lodging chains and developers have recently announced plans to develop or are currently developing extended-stay hotels which may compete with the Company's hotels. The Company may compete for guests and for new development sites with certain of these established entities and other entities which have greater financial resources and brand awareness than the Company and better relationships with lenders and real estate sellers. Further, there can be no assurance that new or existing competitors, including traditional hotels with nationally recognized brand names, will not significantly lower rates or offer greater convenience, services, or amenities or significantly expand or improve facilities in a market in which the Company's hotels compete, thereby adversely affecting the Company's operations.

  Seasonality. The lodging industry is seasonal in nature. Quarterly earnings may be adversely affected by events beyond the Company's control, such as poor weather conditions, economic factors and other considerations affecting travel. In addition, occupancy rates and room revenues typically decline during the fourth calendar quarter as business travel decreases during the holiday season. The timing of openings of new properties could also lead to fluctuations in the Company's quarterly earnings.

REAL ESTATE INVESTMENT RISKS

  General Risks. The Company's investments will be subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of the Company's real estate investments depends significantly upon the Company's ability to operate its properties in a manner sufficient to maintain or increase cash provided by operations. Income from the properties, and the value of the properties, may be adversely affected by adverse changes in national, general or local economic conditions, adverse changes in local market conditions due to changes in neighborhood characteristics, competition from other lodging properties, changes in real property tax rates and in the availability, cost and terms of financing, the impact of present or future environmental legislation and compliance with environmental laws, the continuing need for capital improvements, changes in operating expenses, adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the Company's control.

  Illiquidity of Real Estate. Real estate investments are relatively illiquid. The Company's ability to vary its portfolio in response to changes in economic and other conditions will be limited. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price of any disposition will recover or exceed the Company's investment.

  Losses in Excess of Insurance Coverage. The Company intends to maintain comprehensive insurance on each of its properties, including liability, fire and extended coverage, in the types and amounts customarily obtained by an owner and operator in the Company's industry. Nevertheless, there are certain types of losses, generally of a catastrophic nature, such as hurricanes, earthquakes and floods, that may be uninsurable or not economically insurable. The Company will use its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to obtaining appropriate insurance on the Company's properties at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a loss would not be sufficient to pay the full current market value or current replacement value of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also make it impracticable to use insurance proceeds to replace a hotel after it has been damaged or destroyed.

RELIANCE UPON AFFILIATED COMPANIES

  The Company's success will depend, in large part, upon the efforts of TCR, Greystar and Wyndham Hotel Corporation and its predecessors and affiliates ("Wyndham"), on which the Company is relying to develop, construct, and manage its extended-stay hotels. The Company has entered into various agreements with each of these companies which the Company believes will enable it to successfully achieve its growth objectives. The Company's ability to control and direct these companies in their performance under such agreements, however, is limited. If any of these parties fails to meet its obligations to the Company, that failure could have a material adverse effect on the Company's ability to achieve its growth objectives.

  The Company has entered into a master management assistance agreement ("Management Agreement") with Wyndham, pursuant to which the Company has the right to enter into property-specific management contracts with Wyndham to manage up to 60 Company hotels. While there is significant common ownership of the Company and Wyndham (over 48% of the outstanding common stock of Wyndham is owned by various descendants of Mr. and Mrs.

Trammell Crow and various corporations, partnerships, trusts and other entities beneficially owned or controlled by such persons ("Crow Family")), there can be no assurance that Wyndham will enter into future management contracts or continue to provide the Company market research, design and other support services after the Management Agreement has terminated. During the term of the Management Agreement, the Company is restricted from engaging any other third party to manage its hotels.

  Similarly, the Company has entered into a master development agreement with a partnership comprised of TCR and Greystar (the "Developer Partnership"), pursuant to which the Company and the Developer Partnership have agreed to enter into property-specific development agreements for up to 60 Company hotels. While there is significant common ownership of the Company and the Developer Partnership, and the Developer Affiliates will own a significant portion of the outstanding Common Stock, there can be no assurance that the Company and the Developer Partnership or the Developer Affiliates will enter into new development agreements that are acceptable to Company management after the master development agreement has terminated.

DEALINGS WITH AFFILIATES/CONFLICTS OF INTEREST

  Dealings with Affiliates. The Company has engaged and expects to continue to engage in numerous transactions with affiliates, including the development and construction of hotels through the Developer Partnership and the management of hotels through Wyndham. The Developer Partnership owns 10.0% of the outstanding Common Stock. While Wyndham does not own any of the outstanding Common Stock, over 48% of Wyndham's outstanding common stock is owned by the Crow Family. Additionally, each of the Crow Family and Mr. Ron Terwilliger own approximately 20% of the interests in TCR, Mr. Leonard W. Wood owns zero to 30% of various divisions of TCR, and a majority of the interests in Greystar is owned by Mr. Robert A. Faith. Mr. Wood and Mr. Terwilliger are both stockholders of the Company, Mr. Wood serves as a Director of the Company and Mr. Terwilliger is an Advisor to the Company. Mr. Faith is the Chairman of the Board, President, and Chief Executive Officer of the Company. In addition, Mr. James D. Carreker is a Director of the Company, and is the President and Chairman of the Board of Wyndham. The Crow Family, through Crow Realty Investors, L.P., also own a significant percentage of the outstanding Common Stock.

  While many future transactions with affiliates will be effected pursuant to existing contracts, the Company may expand its relationships with certain affiliates to take advantage of such affiliates' capabilities. Although the Company believes that its transactions with affiliates have been and will continue to be on terms no less favorable to the Company than those that could have been obtained from third parties with similar capabilities, there can be no assurance that its affiliates will continue to transact business with the Company or that they will not attempt to use their ownership positions in the Company to influence the terms on which they transact business with the Company in the future.

  Policy with Respect to Related Party Transactions. The Company has implemented a policy requiring any material transaction (or series of related transactions) between the Company and related parties to be approved by a majority of the directors who have no beneficial or economic interest in such related party (the "Disinterested Directors"), upon such Directors' determination that the terms of the transaction are no less favorable to the Company than those that could have been obtained from third parties. The policy defines a material related party transaction (or series of related transactions) as one involving a purchase, sale, lease or exchange of property or assets or the making of any investment with a value to the Company in excess of $1.0 million or a service agreement (or series of related agreements) with a value in excess of $1.0 million in any fiscal year. There can be no assurance that this policy will always be successful in eliminating the influence of conflicts of interest.

NEW MANAGEMENT

  Since its formation in February 1996, the Company has recruited a management team, none of whom have had prior experience in the extended-stay industry segment in which the Company is engaged. Similarly, neither TCR, Greystar nor Wyndham have prior experience in the development or management of extended-stay hotels. The Company's success will depend upon the ability of management, TCR, Greystar and Wyndham to develop expertise in developing and managing its extended-stay lodging business.

RISK OF BORROWING

  The Company expects to borrow substantial capital for its expansion. Pursuant to a $30 million mortgage loan facility (the "Existing Mortgage Facility") with Bank One, Arizona, N.A. ("BOA"), the Company may currently borrow up to $30 million to finance its acquisition and construction of properties. This compares to total equity of $65 million as of November 30, 1996. The
Company's borrowings under the Existing Mortgage Facility will be secured by mortgages on the Company's properties and various accounts and other assets. The Company will be required to procure substantial additional capital over time to complete its Initial Hotel Program, including additional construction loans to finance the construction of additional extended-stay facilities. The Company is currently negotiating a $78 million facility to be provided by BOA to replace the Existing Mortgage Facility. There can be no assurance that such replacement facility will be obtained. Leverage increases the risks to the Company of any variations in its results, construction cost overruns, or any other factors affecting its cash flow or liquidity. In addition, the Company's interest costs could increase as the result of general increases in interest rates. The principal and interest amounts to be borrowed under the Existing Mortgage Facility will be due two years from the date of borrowing, but the term of such loans may be extended for an additional three years if certain conditions are met.

  In addition, Westar (as defined below), which the Company recently acquired in the Westar Transaction, has approximately $18 million of mortgage indebtedness. This indebtedness is secured by the five Westar facilities and Westar's various accounts and other assets, and is due in monthly installments through January 11, 2021.

NEED FOR ADDITIONAL CAPITAL

  Although the Company has access to financing under the Existing Mortgage Facility, the Company will need to procure substantial additional financing over time to complete its Initial Hotel Program, the amount of which will depend upon a number of factors including the number of properties the Company constructs or acquires and the cash flow generated by its properties. Including the proceeds of the Company's initial public offering and the funds available under the Existing Mortgage Facility, the Company believes that it has sufficient resources to develop or acquire approximately 18 of the hotels contemplated by the Initial Hotel Program, based on expected development or acquisition costs. The Company's Initial Hotel Program calls for the Company to have approximately 65 hotels open or under construction by December 31, 1998. There can be no assurance regarding the availability or terms of additional financing the Company may be able to procure over time. The failure of the Company to obtain the required additional financing needed to complete the Initial Hotel Program would adversely affect the Company's ability to implement its growth strategy and would have a material adverse effect on the Company's earnings and results of operations. In addition, future financing facilities may restrict the ability of the Company to incur additional debt. The Existing Mortgage Facility and any future debt financings or issuances of preferred stock by the Company will be senior to the rights of the holders of Common Stock, and any future issuances of Common Stock will result in the dilution of the then-existing stockholders' proportionate equity interests in the Company.

IMPACT OF ENVIRONMENTAL REGULATIONS

  The Company's operating costs may be affected by its obligations to pay for the cost of complying with existing environmental laws, ordinances, and regulations. Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the removal or remediation of hazardous or toxic substances on, under, or in such property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate properly such contaminated property, may adversely affect the owner's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws also may impose restrictions on the manner in which property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In addition, in the event any future legislation is adopted, the Company may, from time to time, be required to make significant capital and operating expenditures in response to such legislation. In connection with the ownership of its properties, the Company may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially and adversely affect the Company's results of operations and financial condition.

  The Company attempts to minimize its exposure to potential environmental liability through its site-selection procedures. The Company typically secures an option to purchase land subject to certain contingencies. Prior to exercising such option and purchasing the property, the Company conducts a Phase I environmental assessment ("Phase I Surveys"), which generally involves a physical inspection and database search, but not soil or groundwater analyses. To date, the Phase I Surveys have not revealed any environmental liability or compliance concern that the Company believes would have a material adverse effect on the Company's business, assets, results of operations, or liquidity, and the Company is not aware of any such liability or concern. Nevertheless, it is possible that Phase I Surveys will not reveal all environmental liabilities or compliance concerns or that there will be material environmental liabilities or compliance concerns of which the Company will not be aware. Moreover, no assurances can be given that (i) future laws, ordinances, or regulations will not impose any material environmental liability, or (ii) the current environmental condition of the Company's existing and future properties will not be affected by the condition of the neighboring properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to the Company. Thus, there can be no assurance that the Company will not incur environmental costs which could have a material adverse effect on the Company.

GOVERNMENTAL REGULATION AND COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT

  The lodging industry is subject to numerous federal, state and local government regulations, including building and zoning requirements. A number of states also regulate the licensing of hotels by requiring registration, disclosure statements, and compliance with specific standards of conduct. In addition, the Company is subject to employment laws, including minimum wage requirements, overtime, working conditions and work permit requirements. Recent amendments to the minimum wage laws became effective in October 1996 and have increased the Company's labor costs. The Company believes that the Studio Suites hotel, the hotel acquired in December 1996 and each of the Westar hotels have the necessary permits, approvals and licenses to operate their respective business and that collectively they comply with the applicable employment laws, and the Company intends to continue to comply with such laws and regulations. A change in such building, zoning, or licensing requirements or a further increase in the minimum wage rate, employee benefit costs or other costs associated with employees could materially and adversely affect the Company.

  Under the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that its existing hotels and the Westar hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the facilities, including changes to building codes and fire and life-safety codes, may occur. If the Company were required to make substantial modifications at its facilities to comply with the ADA or other changes in governmental rules and regulations, the Company's financial condition and ability to develop new hotels could be materially and adversely affected.

MARKET CONCENTRATION

  The Company's existing seven hotels are located in the state of Texas. While the Company will be constructing hotels in Phoenix, Arizona, Denver, Colorado, Lenexa, Kansas, Orlando, Florida and Indianapolis, Indiana and intends to continue to build or acquire hotels throughout the United States, adverse events or conditions which affect Texas particularly (such as natural disasters or adverse changes in local economic conditions) could have a more pronounced negative impact on the operations of the Company until such diversification of local market risks is in fact achieved.

PROPERTY TAX AND INSURANCE RATE FLUCTUATIONS

  Each of the Company's properties is subject to real property taxes. Real property taxes may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. Also, each of the Company's properties is covered by property and casualty insurance. Property and casualty insurance rates may increase depending upon claims experience, insurance market conditions and the replacement value of the hotels.

RISKS ASSOCIATED WITH ACQUISITIONS

  Although the Company expects that the construction and development of new extended-stay hotels will be its primary means of expansion, the Company will, as part of its growth strategy, consider making future acquisitions of existing extended-stay hotels or other properties that are presently consistent with or are suitable for conversion to the Company's extended-stay concept. The Company regularly pursues and evaluates acquisition opportunities of extended-stay lodging facilities or facilities that may be converted to the Company's extended-stay lodging concept, and at any given time may be in various stages of evaluating such opportunities. Such stages may take the form of internal property analysis, preliminary due diligence, the submission of an indication of interest, preliminary negotiations, negotiation of a letter of intent or negotiation of a definitive agreement. While the Company is currently evaluating a number of acquisition opportunities (some of which may be material in size to the Company), other than a committment to acquire two additional hotels located in the Austin, Texas area upon development and completion of such properties, the Company has not signed a letter of intent, nor does it have any commitment or understanding, with respect to any material acquisition and currently has no assurance of completing any particular material acquisition or of entering into negotiations with respect to any material acquisition. [CONFIRM] If the Company does make any such acquisitions, it will encounter various associated risks, including possible environmental and other regulatory costs, diversion of management's attention, unanticipated problems in converting such properties to the quality standards of the Company's prototype and unanticipated liabilities, some or all of which could have a material adverse effect on the Company's earnings and operations.

RELIANCE ON KEY PERSONNEL

  The Company's success will depend to a significant extent upon the efforts and abilities of its senior management and key employees, particularly Robert A. Faith, the Chairman of the Board, Chief Executive Officer and President, and John C. Kratzer, the Executive Vice President and Chief Operating Officer. The loss of the services of any of these individuals could have a material adverse effect upon the Company. Messrs. Faith and Kratzer have agreed, subject to certain exceptions and certain limitations, not to compete with the Company. The Company does not have employment or consulting agreements with any of its officers other than Mr. Kratzer, nor does it carry key man life insurance on any of its officers.

CONTROL OF THE COMPANY BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

  The officers and Directors of the Company and TCR, Greystar and Crow and their affiliates will beneficially own approximately 59.7% of the outstanding shares of Common Stock. By reason of such holdings, such stockholders acting as a group will be able to control the affairs and policies of the Company and will be able to elect a sufficient number of Directors to control the Company's Board of Directors. In addition, such stockholders acting as a group will be able to approve or disapprove most matters submitted to a vote of the stockholders. Crow and Greystar have entered into a stockholders' agreement (the "Stockholders' Agreement") by which they have agreed to act in concert with respect to the election of Company Directors.

ANTI-TAKEOVER CONSIDERATIONS

  Staggered Board of Directors. The Board of Directors is divided into three classes serving staggered terms. The terms of the directors will expire in 1997, 1998, and 1999. The staggered terms of Directors may limit the ability of holders of Common Stock to change control of the Company even if a change of control were in such stockholders' best interests. The foregoing may discourage offers or other bids for the Common Stock at a premium over the market price thereof.

  Certificate of Incorporation and Bylaws. The ownership positions of the officers and Directors of the Company and of TCR, Greystar, and Crow and their affiliates, together with the anti-takeover effect of certain provisions of the Company's Certificate of Incorporation and Bylaws, may have the effect of delaying, deterring or preventing a takeover of the Company that stockholders purchasing Shares being offered herein may consider to be in their best interest. The Company's Certificate of Incorporation requires that any merger or other business combination involving the Company be approved by at least 66 2/3% of the shares of Common Stock outstanding, that all stockholder actions must be effected at a duly-called annual or special meeting of the stockholders, and that stockholders follow an advance notification procedure for certain stockholder nominations of candidates for the Board of Directors and for certain other business to be conducted at any stockholders' meeting. In addition, the Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock, having such rights, preferences and privileges as designated by the Board of Directors, without stockholder approval. The issuance of such preferred stock could inhibit a change of control.

  Delaware Anti-takeover Statute. Section 203 of the Delaware General Corporation Law, which is applicable to the Company, restricts certain business combinations with interested stockholders upon their acquiring 15% or more of the Common Stock. This statute may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if such event would be beneficial to the then-existing stockholders.

  Stockholders' Agreement. Pursuant to a Stockholders' Agreement, each of Crow and Greystar has certain rights of first refusal with respect to shares of Common Stock held by the other. In addition, Crow and Greystar have agreed to act in concert with respect to the election of Company Directors. These provisions may have the effect of inhibiting a change in control of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

  As of the date of this Prospectus, the 4,325,000 shares of Common Stock sold by the Company in its initial public offering ("IPO") are eligible for immediate sale. The 13,913 Shares being offered herein (as described in "Selling Stockholders") are eligible for immediate resale in the public market, subject to volume limitations imposed by Rule 144 promulgated under the Securities Act. See "Plan of Distribution." Approximately 6,400,000 shares of Common Stock either are eligible or will become eligible for sale in the public market at various times in the future, subject to compliance with an exemption from the registration requirements of the Securities Act. The holders of these 6,400,000 shares have agreed that they will not sell any shares of Common Stock held by them for a period of 360 days from the date of the IPO without the consent of Bear, Stearns & Co. Inc., one of the representatives of the underwriters of the sale of Common Stock in the IPO. Such holders have certain rights, beginning one year after the date of the completion of the IPO, to request the Company to file a registration statement under the Securities Act with respect to the resale by such stockholders of all of the shares of Common Stock owned at that time by such stockholders. Shares so registered could be sold in the public market by such stockholders at any time on or after the date such registration statement is declared effective. No predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for sale will have on the market price for shares of Common Stock prevailing from time to time. Sales of substantial amounts of shares of Common Stock in the public market following the IPO could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

ABSENCE OF DIVIDENDS

  The Company intends to retain its earnings to finance its growth and for general corporate purposes and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, future financing agreements will contain limitations on the payment of cash dividends or other distributions of assets.

                              PLAN OF DISTRIBUTION

  The Shares were issued to the Selling Stockholders pursuant to the 1996 Plan. The Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, each of the Selling Stockholders may from time to time offer his Shares through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or purchasers of the Shares for whom they may act as agent. The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of the Shares might be deemed to be underwriters, and any profit on the sale of such Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of any of the Shares is made by a Selling Stockholder, to the extent required pursuant to the Securities Act, a supplement to this Prospectus will be distributed which will set forth the number of shares of stock being offered and the terms of the offering, including the name or names of any underwriters, dealers and agents, any discounts, commissions and other items constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The Company will not bear any expenses incurred by any of the Selling Stockholders in connection with the sale of the Shares offered hereby other than expenses relating to the registration of the offer and sale of the Shares under the Securities Act.

  The Shares may be sold from time to time in one or more transactions on NASDAQ. Any such sales will be made at prices prevailing on the date of the sale.

                                  SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Common Stock by each of the Selling Stockholders as of January 17, 1997. Unless otherwise indicated, each person named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person, subject to community property laws, if applicable.

                                NUMBER OF SHARES                       NUMBER OF SHARES
                               BENEFICIALLY OWNED  NUMBER OF SHARES   BENEFICIALLY OWNED
 NAME OF SELLING STOCKHOLDER   PRIOR TO OFFERING    BEING OFFERED      AFTER OFFERING(1)
-----------------------------  ------------------  ----------------  ---------------------
Tim V. Keith (2).............         4,348             4,348                   0
Joel Kinzie Oldham IV (3)....         4,348             4,348                   0
Mark Dempsey.................         1,957             1,957                   0
Greg Clay....................         1,086             1,086                   0
Michelle Cole................           652               652                   0
Elizabeth Ducote.............           652               652                   0
Sue Allen....................           450               450                   0
Ben Phillips.................           105               105                   0
Angie Pace...................           105               105                   0
Ann Murray...................           105               105                   0
Jocelyn Armstrong............           105               105                   0

-------------------------
(1) Assumes the sale of all Shares registered hereunder, although none of the Selling Stockholders are under any obligation known to the Company to sell any Shares.

(2)  Tim V. Keith is the treasurer of the Company.

(3)  Joel Kinzie Oldham IV is the secretary of the Company.

     Mark Dempsey, Greg Clay, Michelle Cole and Elizabeth Ducote are employees of the Company. The remaining Selling Stockholders are consultants of the Company.


                                USE OF PROCEEDS

     Each Selling Stockholder will receive all of the net proceeds from the sale of the Shares owned by such Selling Stockholder and offered hereby. The Company will not receive any of the proceeds from the sale of such Shares.


                                 LEGAL OPINION

     The legality of the Shares offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas.


                                    EXPERTS

     The Company's balance sheet as of August 22, 1996, the financial statements of Extended Stay Limited Partnership as of June 30, 1996, and for the period from inception (February 9, 1996) through June 30, 1996, and the combined financial statements of Westar as of December 31, 1994 and 1995, and for the three years ended December 31, 1995, appearing in the Company's prospectus dated October 24, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference.

     The information for Extended Stay Limited Partnership as of June 30, 1996, and for the period from inception (February 9, 1996) through June 30, 1996, and for Westar for the three years ended December 31, 1995, under the caption "Selected Financial Data" appearing in the Company's prospectus dated October 24, 1996, have been derived from financial statements of Extended Stay Limited Partnership and the combined financial statements of Westar audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference.

     Such financial statements, combined financial statements and selected financial data are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                    PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.
         ---------------------------------------

     The following documents have been filed with the Securities and Exchange Commission by the Company, and are incorporated herein by reference and made a part hereof:

     (a) Current Report on Form 8-K as filed with the Commission pursuant to the Exchange Act, on January 15, 1997;

     (b) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996, as filed with the Commission pursuant to the Exchange Act, on December 9, 1996;

     (c) The Company's prospectus dated October 24, 1996, as filed with the Commission pursuant to Rule 424(b) under the Securities Act; and

     (d) The description of the Company's Common Stock, $.01 par value per share, contained in Item 1 of the Company's Registration Statement on Form 8-A (File No. 0-21509) filed with the Commission pursuant to the Exchange Act on October 9, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the effective date hereof and prior to the filing of a post-effective amendment hereto that indicates that all securities offered hereby have been sold or that deregisters all such securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Registration Statement, except as so modified or superseded.

ITEM 4.  DESCRIPTION OF SECURITIES.
         -------------------------

     Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.
         --------------------------------------

     Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
         -----------------------------------------

     Article Sixteenth of the Certificate of Incorporation of the Company provides that the Company shall indemnify its officers and directors to the maximum extent allowed by the Delaware General Corporation Law. Pursuant to
Section 145 of the Delaware General Corporation Law, the Company generally has the power to indemnify its present and former directors and officers against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Company, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if the person is adjudged to be liable to the Company, unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Company also has the power to purchase and maintain insurance for its directors and officers. Additionally, Article Sixteenth of the Certificate of Incorporation provides that, in the event that an officer or director files suit against the

Company seeking indemnification of liabilities or expenses incurred, the burden will be on the Company to prove that the indemnification would not be permitted under the Delaware General Corporation Law.

     The preceding discussion of the Company's Certificate of Incorporation and
Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by the Certificate of Incorporation and Section 145 of the Delaware General Corporation Law.

     The Company has entered into indemnity agreements with its directors and officers. Pursuant to such agreements, the Company will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Company or assumed certain responsibilities at the direction of the Company.

     In accordance with Section 145(g) of the Delaware General Corporate Law, and the authority granted under the Certificate of Incorporation and the Bylaws of the Company, the Company has obtained insurance to protect officers and directors from certain liabilities, including liabilities against which the Company cannot indemnify its Directors and officers.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.
         -----------------------------------

Not applicable.

ITEM 8.  EXHIBITS.
         --------

     Unless otherwise indicated below as being incorporated by reference to another filing of the Company with the Commission, each of the following exhibits is filed herewith:

     3.1 -- Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, File No. 333-11113)

     3.2 -- Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, File No. 333-11113)

     4.1 -- Homegate Hospitality, Inc. 1996 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, File No. 333-11113)

     5.1*  --  Opinion of Vinson & Elkins L.L.P.

     23.1* --  Consent of Ernst & Young LLP

     23.2* --  Consent of Ernst & Young LLP

     23.3 -- Consent of Vinson & Elkins L.L.P. (included in its opinion filed as Exhibit 5.1 hereto)

     24.1* --  Power of Attorney (see signature pages hereto)

------------------
* Filed herewith.

ITEM 9.  UNDERTAKINGS.
         ------------

     The Company hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 24th day of January, 1997.


                                   HOMEGATE HOSPITALITY, INC.


                                   By: /s/ Robert A. Faith
                                      ----------------------------------------
                                                   Robert A. Faith
                                        President, Chief Executive Officer and
                                                Chairman of the Board


   Each person whose signature appears below authorizes Robert A. Faith and Anthony W. Dona, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the Company and to file any amendments to this Registration Statement necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this Registration Statement, which amendments may make such changes in the Registration Statement as such attorney may deem appropriate.

        Signature                               Capacity                               Date
        ---------                               --------                               ----


/s/ Robert A. Faith
-------------------------------     President, Chief Executive Officer and          January 24, 1997
Robert A. Faith                     Chairman of the Board (Principal Executive
                                    Officer)

/s/ Tim V. Keith
-------------------------------     Chief Financial Officer (Principal              January 24, 1997
Tim V. Keith                        Financial and Accounting Officer)


/s/ William B. Buchanan, Jr.
-------------------------------     Director                                        January 24, 1997
William B. Buchanan, Jr.


/s/ James D. Carreker
-------------------------------     Director                                        January 24, 1997
James D. Carreker


/s/ Harlan R. Crow
-------------------------------     Director                                        January 24, 1997
Harlan R. Crow


/s/ Anthony W. Dona
-------------------------------     Director                                        January 24, 1997
Anthony W. Dona




------------------------     Director                                       ____________, 1997
John R. Huff

/s/ Charles E. Noell
------------------------     Director                                        January 24, 1997
Charles E. Noell

/s/ John J. Moores
------------------------     Director                                        January 24, 1997
John J. Moores

/s/ Leonard W. Wood
------------------------     Director                                        January 26, 1997
Leonard W. Wood


                                 EXHIBIT INDEX

                                                                                             Sequential
Exhibit                                     Description of Exhibit                            Page No.
-------                                     ----------------------                           ----------
3.1      --        Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, File No. 333-
                   1113)

3.2      --        Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, File No. 333-
                   11113)

4.1      --        Homegate Hospitality, Inc. 1996 Long-Term Incentive Plan
                   (incorporated by reference to Exhibit 10.4 to the Company's
                   Registration Statement on Form S-1, File No. 333-11113)

5.1*     --        Opinion of Vinson & Elkins L.L.P.

23.1*    --        Consent of Ernst & Young LLP

23.2*    --        Consent of Ernst & Young LLP

23.3     --        Consent of Vinson & Elkins L.L.P. (included in its opinion filed as
                   Exhibit 5.1 hereto)

24.1*    --        Power of Attorney (see signature pages hereto)

-----------------
* Filed herewith.